

Mail Stop 4631

August 22, 2016

<u>Via E-Mail</u>
Roy Harvey
President
Alcoa Upstream Corporation
390 Park Avenue
New York, New York 10022

      **Re:     Alcoa Upstream Corporation**
                 **Amendment No. 1 to Form 10-12B**
                 **Filed August 12, 2016**
                 **File No. 001-37816**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Executive Compensation, page 167</u>

1.  We note your response to comment 10 in our letter dated July 26, 2016.  If we are reading your response correctly, it appears that you believe that Question 119.01 suggests that the registrant's named executive officers must have been named executive officers of the parent at the time of the spin-off in order for there to be a bona fide question about the need for historical compensation disclosure.  Please advise us of the basis for your conclusion.  We believe the analytical framework for this disclosure question is contained in Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations.  As such, in addition to addressing our follow-up question about the applicability of Question 119.01, please also address each of the topics contained in Question 217.01.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc:     Via E-Mail
        Margaret Lam, Esq.
        Karessa Cain, Esq.